UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 9, 2024

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

February 9, 2024

To whom it may concern,

Company name:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Prime Market of the Tokyo Stock Exchange)

Notice Concerning Additional Contribution to the Board Benefit Trust (BBT) for Operating Officers

Mizuho Financial Group, Inc. (the “Company”) hereby announces that we have decided today, with respect to the stock compensation program for operating officers (the “Program”, with the trust established based on a trust agreement executed with Mizuho Trust & Banking Co., Ltd., the “Trust”), that the Company will make an additional cash contribution to the Trust in order for the trustee to acquire shares of the Company.

For a summary of the Program, please refer to the “Notice Concerning Introduction of the Board Benefit Trust (BBT) in Connection with the Expansion of the Scope of the Board Benefit Program”, dated May 20, 2022.

1. Reason for the additional contribution

The Company has continued the Program and has decided to make an additional cash contribution to the Trust to provide funds (the “Additional Trust”) to acquire necessary shares in the future.

2. Summary of the Additional Trust

(1) Type of trust:	Money held in trust other than in the form of a monetary trust (third party beneficiary trust)

(2) Entrustor:	The Company

(3) Trustee:	Mizuho Trust & Banking Co., Ltd. (Re-trustee: Custody Bank of Japan, Ltd.)

(4) Beneficiaries:	Operating officers of the Company; Mizuho Bank Co., Ltd.; Mizuho Trust & Banking Co., Ltd.; Mizuho Securities Co., Ltd.; and Mizuho Research & Technologies Co., Ltd. who have satisfied the requirements for benefits set forth in the Stock Benefits Regulations.

(5) Date of Additional Trust:	February 26, 2024 (planned)

3. Details regarding the acquisition of shares of the Company through the Additional Trust

(1) Type of shares to be acquired: Common stock of the Company

(2) Amount of the Additional Trust to acquire the shares: JPY 850,000,000 (planned)

(3) Maximum number of shares to be acquired: 608,400 shares

(4) Method of acquiring shares: From the stock market

(5) Period of acquiring shares: From February 26, 2024 to March 5, 2024 (planned)